File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_________.]

EXHIBIT INDEX

Exhibit	Title	Page
A.	Financial Statements & Independent Auditor’s Report as of and for the six month ended June 30 2003 & 2004	1-50
B.	Signature	51

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS’ REPORT

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2003 AND 2004

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Report

To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of June 30, 2004 and 2003, and the related statements of operations, changes in shareholders’ equity, and cash flows for the six months ended June 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Prominent Communication Inc. and Magic Pixel Inc. as of and for the six months ended June 30, 2004. In addition, we did not audit the financial statements of Prominent Communication Inc., Magic Pixel Inc. and Biomorphic, VLSI. Inc. as of and for the six months ended June 30, 2003. As of June 30, 2004 and 2003, the Company’s long-term investments in those companies amounted to NT$104,968 thousand and NT$(42,403) thousand, respectively, and the related investment loss recognized amounted to NT$(10,133) thousand and (54,340) thousand for the six months then ended. The financial statements of those investee companies have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the six months ended June 30, 2004 and 2003, in conformity with generally accepted accounting principles in the Republic of China.

August 10, 2004
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
June 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

	Notes	June 30, 2004	June 30, 2003
ASSETS
Current assets
Cash and cash equivalents	2,4(1)	$9,346,932	$5,773,850
Notes receivable (net)	4(2)	425,842	129,601
Accounts receivable (net)	2,4(3)	2,952,421	2,355,795
Receivables from related parties (net)	2,4(4),5	935,996	288,903
Other receivables		193,280	280,159
Other financial assets	2,4(5)	101,280	173,025
Inventories (net)	2,4(6)	4,621,830	4,345,733
Prepaid expenses		541,895	374,380
Deferred income taxes — current (net)	2,4(20)	202,476	577,444
Restricted cash — current	6	1,427,045	505,112

Total current assets		20,748,997	14,804,002

Long-term equity investments	2,4(7)	3,771,508	3,402,644

Property, plant and equipment	2,4(8),6
Land		598,076	598,076
Buildings and facilities		23,633,101	23,276,769
Production equipment		45,495,374	44,541,076
Transportation equipment		27,334	29,294
Leased equipment		1,754,540	1,750,658
Leasehold improvements		2,419	4,468
Research and development equipment		1,965,196	1,530,419
Office furniture and fixtures		887,338	923,750

Total property, plant and equipment		74,363,378	72,654,510
Less: Accumulated depreciation		(46,216,816)	(38,748,492)
Add: Construction in progress		2,413	1,296
Prepayments for equipment		975,944	1,681,808

Net property, plant and equipment		29,124,919	35,589,122

Intangible assets	2
Software		197,780	295,878
Deferred charges		525,484	740,520

Total intangible assets		723,264	1,036,398

Other assets
Idle assets	2,4(9)	—	—
Refundable deposits		4,831	35,783
Deferred income taxes-non-current (net)	2,4(22)	1,674,915	1,309,201
Restricted cash-non-current	6	—	259,538
Other assets		58,573	133,875

Total other assets		1,738,319	1,738,397

Total assets		$56,107,007	$56,570,563

	Notes	June 30, 2004	June 30, 2003
LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	4(10),6	$1,047,791	$984,674
Short-term notes	4(11)	99,786	297,527
Accounts payable		2,242,940	1,381,902
Payables to related parties	5	156,027	191,617
Income taxes payable	2,4(22)	163,966	268,467
Accrued expenses		1,662,643	1,344,153
Payables to equipment suppliers		305,150	734,692
Current portion of debentures	2,4(14),6	1,185,325	—
Current portion of long-term debts	4(12),6	1,608,199	2,039,569
Current portion of capital lease obligations	4(13),6	640,561	634,170
Other current liabilities		116,531	49,082

Total current liabilities		9,228,919	7,925,853

Long-term liabilities
Debentures, less current portion	2,4(14),6	3,223,163	14,665,325
Long-term debts, less current portion	4(12),6	7,784,071	8,004,344
Capital lease obligations, less current portion	4(13),6	—	656,594

Total long-term liabilities		11,007,234	23,326,263

Other liabilities
Accrued pension cost	2,4(23)	228,237	153,409
Refundable deposits		249	143

Total other liabilities		228,486	153,552

Total liabilities		20,464,639	31,405,668

Shareholders’ equity
Capital	4(15)
Common shares		50,037,044	37,793,495
Unregistered common shares		312,241	—
Capital Reserve	4(17)
Additional paid-in capital		315,704	7,248
Long-term equity investment related adjustments		26,460	1,263
Retained earnings
Accumulated deficits	4(19)	(13,582,072)	(10,960,301)
Other adjustments
Unrealized loss on long-term investments	2,4(7)	(453,060)	(703,884)
Cumulative translation adjustments	2	174,487	215,510
Treasury stock	2,4(20)	(1,188,436)	(1,188,436)

Total shareholders’ equity		35,642,368	25,164,895

Total liabilities and shareholders’ equity		$56,107,007	$56,570,563

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the six-month periods ended June 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars except per share data)

		Six-month period ended June 30,
Description	Notes	2004	2003
Sales revenue	2,4(24),5	$11,574,324	$7,082,757
Less: Sales returns		(16,878)	(42,709)
Sales discounts		(51,740)	(19,404)

Net sales revenue	2,4(24)	11,505,706	7,020,644
Cost of goods sold		(10,032,673)	(9,782,817)

Gross profit (loss)		1,473,033	(2,762,173)
Plus: Unrealized profit as of January 1	2	2,141	8,618
Less: Unrealized profit as of June 30	2	(9,635)	(8,618)

Realized gross profit (loss)		1,465,539	(2,762,173)

Operating expenses	2,4(25),5
Selling expenses		(325,213)	(329,620)
Administrative expenses		(586,479)	(542,757)
Research and development expenses		(1,194,939)	(1,416,415)

Total operating expenses		(2,106,631)	(2,288,792)

Operating loss		(641,092)	(5,050,965)

Non-operating income
Interest income		47,746	43,035
Net gain from long-term equity investments		34,463	—
Gain on disposal of assets	2,5	2,063	—
Gain on disposal of investments		92,793	7,803
Foreign exchange gains	2	106,730	23,482
Reversal of allowance for bad debts	2	16,170	—
Reversal of inventory loss provision	2,4(6)	1,171,291	295,145
Others		114,694	198,311

Total non-operating income		1,585,950	567,776

Non-operating expenses
Interest expense		(417,114)	(512,319)
Net loss from long-term equity investments	2,4(7)	—	(1,176,306)
Loss on disposal of assets	2,5	—	(163)
Others	2,4(9)	(6,439)	(37,116)

Total non-operating expenses		(423,553)	(1,725,904)

Income (loss) before taxes		521,305	(6,209,093)
Income tax expense	2,4(22)	—	—

Net Income (loss)		$521,305	$(6,209,093)

Net Income (loss) before taxes per share	2,4(21)	$0.11	$(1.69)

Net Income (loss) per share	2,4(21)	$0.11	$(1.69)

Diluted net income before taxes per share		$0.11

Diluted net income per share		$0.11

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net Income (loss)		$540,037	$(6,230,975)

Net Income (loss) per share	2,4(21)	$0.12	$(1.69)

Diluted net income before taxes per share		$0.11

Diluted net income per share		$0.11

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
For the six-month periods ended June 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

							Unrealized
			Additional				Loss on	Cumulative
	Common	Unregistered	Paid-in	Legal	Special	Accumulated	Long-term	Translation	Treasury
Description	Shares	Common Shares	Capital	Reserve	Reserve	Deficits	Investments	Adjustments	Stock	Total
Balance as of January 1, 2003	$36,912,769	$—	$2,630,977	$1,708,689	$378,657	$(9,469,175)	$(979,081)	$219,894	$(1,188,436)	$30,214,294
Appropriation and distribution of 2002 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	(2,630,621)	—	—	2,630,621	—	—	—	—
Legal reserve used to cover accumulated deficits	—	—	—	(1,708,689)	—	1,708,689	—	—	—	—
Special reserve used to cover accumulated deficits	—	—	—	—	(378,657)	378,657	—	—	—	—
Conversion of convertible debentures	880,726	—	7,248	—	—	—	—	—	—	887,974
Adjustments of capital reserve from equity investees	—	—	907	—	—	—	—	—	—	907
Unrealized losses on long-term investments	—	—	—	—	—	—	275,197	—	—	275,197
Net loss for the six months ended June 30, 2003	—	—	—	—	—	(6,209,093)	—	—	—	(6,209,093)
Cumulative translation adjustments	—	—	—	—	—	—	—	(4,384)	—	(4,384)

Balance as of June 30, 2003	$37,793,495	$—	$8,511	$—	$—	$(10,960,301)	$(703,884)	$215,510	$(1,188,436)	$25,164,895

Balance as of January 1, 2004	$44,027,583	$274,936	$7,931	$—	$—	$(14,062,333)	$(1,859)	$189,712	$(1,188,436)	$29,247,534
Conversion of convertible debentures	759,461	37,305	—	—	—	(41,044)	—	—	—	755,722
Issuance of Global Depository Receipts	5,250,000	—	315,704	—	—	—	—	—	—	5,565,704
Adjustments of capital reserve from equity investees	—	—	18,529	—	—	—	—	—	—	18,529
Unrealized losses on long-term investments	—	—	—	—	—	—	(451,201)	—	—	(451,201)
Net income for the six months ended June 30, 2004	—	—	—	—	—	521,305	—	—	—	521,305
Cumulative translation adjustments	—	—	—	—	—	—	—	(15,225)	—	(15,225)

Balance as of June 30, 2004	$50,037,044	$312,241	$342,164	$—	$—	$(13,582,072)	$(453,060)	$174,487	$(1,188,436)	$35,642,368

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

	Six-month period ended June 30,
Description	2004	2003
Cash flows from operating activities:
Net income (loss)	$521,305	$(6,209,093)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,660,804	4,481,425
(Reversal of) allowance for bad debts	(16,170)	50,100
Reversal of inventory loss provision	(1,171,291)	(295,145)
Net (gains) losses from long-term equity investments	(34,463)	1,176,306
Cash dividends	—	2,603
Gain on disposal of short-term investments	(7,080)	(5,528)
Gain on disposal of long-term equity investments	(85,713)	(2,275)
Amortization	292,183	307,893
Deferred income taxes	9,254	30,501
(Gain) Loss on disposal of assets	(2,063)	163
Accrued pension cost	45,370	37,989
Net changes in operating assets and liabilities:
Notes receivable	(267,515)	(33,654)
Accounts receivable	(715,702)	(91,152)
Receivables from related parties	(462,179)	(44,118)
Inventories	578,431	1,038,331
Other receivables	13,250	56,930
Prepaid expenses	(132,026)	219,220
Accounts payable	308,091	10,230
Payables to related parties	(45,777)	(41,034)
Accrued expenses	81,417	(382,345)
Income taxes payable	(51,250)	(32,316)
Other current liabilities	51,622	(15,021)
Decrease in reserve for redemption of debentures	(328,863)	(1,096,817)

Net cash proided by (used in) operating activities	2,241,635	(836,807)

Cash flows from investing activities:
(Increase) decrease in restricted cash	(26,561)	2,530,798
Decrease in short-term investments	7,080	5,528
Additions to other financial assets	(101,280)	(173,025)
Additions to long-term equity investments	(82,685)	(908,281)
Purchase of property, plant and equipment	(1,209,507)	(1,803,380)
Proceeds from disposal of long-term equity investments	115,026	9,197
Proceeds from disposal of property, plant and equipment	1,800	3,741
Proceeds form disposal of intangible assets	—	430
Decrease in refundable deposits-asset	8,166	2,162
Additions to intangible assets	(114,169)	(164,070)
Decrease in other assets	33,595	35,855

Net cash used in investing activities	(1,368,535)	(461,045)

	Six-month period ended June 30,
Description	2004	2003
Cash flows from financing activities:
Net increase in short-term debts	233,142	288,498
Net increase in short-term notes	99,786	297,527
Increase (Decrease) in refundable deposits-liability	106	(6)
Net increase in long-term debts	560,737	1,816,133
Net decrease in capital lease obligations	(317,956)	(315,619)
Net decrease in debentures	(7,526,959)	(2,193,935)
Issuance of Global Depository Receipts	5,565,704	—

Net cash used in financing activities	(1,385,440)	(107,402)

Net decrease in cash and cash equivalents	(512,340)	(1,405,254)
Cash and cash equivalents at beginning of period	9,859,272	7,179,104

Cash and cash equivalents at end of period	$9,346,932	$5,773,850

Supplemental disclosures of cash flow information:
Interest paid during the period (excluding capitalized interest)	$396,960	$519,103

Income tax paid during the period	$46,855	$3,501

Non-cash activities:
Current portion of debentures transferred to current liabilities	$1,185,325	$—

Current portion of long-term debts transferred to current liabilities	$1,608,199	$2,039,569

Current portion of capital lease obligations transferred to current liabilities	$640,561	$634,170

Convertion of convertible debentures	$755,722	$887,974

Unrealized losses on long-term equity investments	$451,201	$(275,197)

Cumulative translation adjustments	$15,225	$4,384

Adjustments of capital reverse from equity investees	$(18,529)	$(907)

Capital reserve, legal reserve and special reserve used to cover accumulated deficit	$—	$4,717,967

Cash paid for purchase of property, plant and equipment:
Purchases of property, plant and equipment	$972,902	$986,157
Decrease in payables to equipment suppliers	236,605	817,223

Cash paid	$1,209,507	$1,803,380

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. Starting May 1996 and April 2004, the Company listed its shares of stock on the NASDAQ Stock Market and the Luxembourg Stock Exchange in the forms of American Depositary Shares (“ADS”) and Global Depositary Shares (“GDS”), respectively.

As of June 30, 2004 and 2003, the Company’s employees totaled 3,555 and 3,296, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Guidelines Governing the Preparation of Financial Reports by Securities Issuer” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so close to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities within three months are considered cash equivalents.

Short-term Investments

Short-term investments are recorded at cost and carried at lower of cost or market value on the balance sheet date using the weighted average cost method.

Foreign Currency Translation and Transaction

The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in the statements of operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other Financial Assets

Other financial assets are credit-linked notes that are recorded at cost using the specific identification method. Interest income is calculated based on the contracted interest rate.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials, supplies and unallocated freight-in. Net realizable value is used to determine the market value of work in process, finished goods and commodities purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based on inventory aging.

Long-term Investments

(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Adjustments to capital reserve is required when holding percentage changes due to unproportional subscription to investee’s new shares issued. If capital reserve is insufficient, retained earning is adjusted. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	The unrealized profits and losses from intercompany transactions between the investor company and investee company during the period are eliminated based on the investor’s percentage ownership interest in the investee.

(3)	When a long-term investment is disposed of, the difference between the selling price and book value of such investments is treated as a disposal gain or loss. In addition, the related additional paid-in capital is proportionally adjusted and recognized as gain or loss.

(4)	In accordance with R.O.C. financial reporting regulations, the semi-annual financial statements are not prepared on a consolidated basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	3 to 5 Years

Properties serve in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives based on the residual value.

Major improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Disposition gains or losses are presented under non-operating income or expenses.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

Equipment held for non-operating purposes is transferred to idle asset and is valued at the lower of net realizable or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

Capital Lease Obligations

Capital leases are carried at lower of fair value or present value of aggregate future lease payments less related costs, alone with related liabilities. Estimated useful lives are based on lease terms for purpose of depreciation. Exception applies when the Company has first-in-line privilege to renew the lease, or when the Company is awarded ownership of leased property at the end of lease with no additional cost. In such cases the lease term does not affect estimation of useful lives for leased assets. The lease obligation is amortized over the lease term using effective interest method. Rental expenses are charged as operating leases, as opposed to depreciation charged for capital leases.

Intangible Assets

Intangible assets are recorded at cost and amortized over estimated useful lives using straight-line method. Royalties and issuing costs of debentures are amortized based on contract terms and durations of the debentures, respectively. Computer software is amortized over three years, while other intangible assets are amortized over 1~5 years.

Revenue Recognition

Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

Capital Expenditures vs. Expenses

Unless immaterial in aggregate, expenditures are capitalized if they increase future service potential of assets. All others are expensed as incurred.

Convertible Bonds

The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

The cost of issuing convertible bonds is recorded as deferred assets and is amortized over the period from the issuance date of the convertible bonds to the expiry date of the put option.

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the period that such expenditures, training and investment occur.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2% of its wages and salaries. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in this committee’s name. Accordingly, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

Derivative Financial Instruments

(1)	Foreign exchange forward contracts

A foreign forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges. The differences in the New Taiwan dollars amounts translated using the spot exchange rate and the amounts translated using the contracted forward rates on the contract date are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

(2)	Option contracts

At maturity, the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Any resulting gain or loss upon settlement is charge to the statement of operations in the period of settlement.

(3)	Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which such gains or losses occur.

The gain or loss resulting from the difference between the related floating rate interest and fixed rate interest at the balance sheet date is recorded in the statement of operations for the period ending on such balance sheet date. The realized gains and losses upon settlement are recorded in the statement of operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(4)	Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The amount of the pre-determined interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are recorded in the statement of operations for the relevant period at the balance sheet date and at maturity, as the case may be.

Earnings Per Share

In accordance with R.O.C. Statement of Financial Accounting Standards No. 24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When diluted earnings per share is calculated, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potential dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock,” treasury stock is accounted for under cost method. Under the method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries are treated as treasury stock.

Compensating Employees’ Stock Option Plan

Effective January 1, 2004, the Company adopted intrinsic value method for its compensating employees’ stock option plans. Under the method, the excess of the market price over exercise price at the plan date is adjusted under shareholders’ equity, and expensed over grantee’s service periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

3.	Reason and Effect of Accounting Changes

Effective January 1, 2004, the Company adopted accounting treatment for employees’ stock option plans required by Taiwan Securities and Future Commission. Such adoption does not impact the Company’s net income and shareholders’ equity for the six months ended June 30, 2004. Please refer to note 4-(16) for pro forma net income and earning per share information.

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2004.6.30	2003.6.30
Petty cash	$330	$380
Checking and savings accounts	1,651,816	1,870,847
Time deposits	2,687,511	3,299,324
Cash equivalents — short-term papers	5,007,275	603,299

Total	$9,346,932	$5,773,850

(2)	Notes Receivable

	2004.6.30	2003.6.30
Notes receivable	$425,842	$129,601
Less: Allowance for doubtful accounts	—	—

Net	$425,842	$129,601

(3)	Accounts Receivable

	2004.6.30	2003.6.30
Accounts receivable	$3,089,904	$2,596,598
Less: Allowance for sales returns and discounts	—	(7,688)
Allowance for doubtful accounts	(137,483)	(233,115)

Net	$2,952,421	$2,355,795

(4)	Receivables from Related Parties

	2004.6.30	2003.6.30
Accounts receivable	$939,615	$308,903
Less: Allowance for doubtful accounts	(3,619)	(20,000)

Net	$935,996	$288,903

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(5)	Other Financial Assets

	2004.6.30	2003.6.30
Credit-linked notes	$101,280	$173,025

Other financial assets were credited linked notes matured within one year and were not pledged. Related interest receivable were NT$327 and NT$1,682 as of June 30, 2004 and 2003, respectively. Please refer to Note 10 for the disclosure of underlying risks.

(6)	Inventories

	2004.6.30	2003.6.30
Merchandise	$167,709	$195,584
Raw materials	120,938	106,732
Supplies	95,790	112,288
Work in process	5,262,896	6,855,390
Finished goods	2,030,666	2,391,226
Unallocated freight-in	305	419

Total	7,678,304	9,661,639
Less: Allowance for market value decline and obsolescence	(3,056,474)	(5,315,906)

Net	$4,621,830	$4,345,733

a.	Inventories were not pledged.

b.	The insurance coverage for inventories amounted to NT$5,507,000 and NT$6,805,000 as of June 30, 2004 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(7)	Long-term Equity Investments

	2004.6.30		2003.6.30
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$2,022,348	100.00%	$1,130,835	100.00%
Kang Bao Investment, Ltd.	496,329	100.00%	498,370	100.00%
Hui Ying Investment, Ltd.	440,983	100.00%	495,027	100.00%
Run Hong Investment, Ltd.	355,876	100.00%	388,362	100.00%
Macronix America Inc.	176,974	100.00%	125,260	100.00%
Macronix (Hong Kong) Co., Ltd.	138,457	100.00%	49,964	100.00%
MaxNova Inc.	5,972	100.00%	35,974	100.00%
Magic Pixel Inc.	94,523	48.76%	32,448	100.00%
Prominent Communications, Inc.	10,445	35.23%	39,280	35.23%
Joyteck Co., Ltd.	12,347	18.18%	—	—
Caesar Technology Inc.	—	—%	—	—%
Less: Treasury stock owned by subsidiaries	(142,365)		(142,365)

Subtotal	3,611,889		2,653,155

Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	120,000	15.00%
Quality Test System, Inc.	—	14.64%	—	14.64%
Ardentec Corporation	261,192	9.68%	237,500	11.78%
Chantek Electronic Co., Ltd.	—	2.68%	—	3.72%
United Industrial Gases Co., Ltd.	58,500	3.31%	58,500	3.38%
Powertech Technology Inc.	62,915	2.25%	76,213	2.75%
Chipbond Technology Inc.	30,072	1.02%	37,590	1.28%
Taiwan Mask Corporation	—	—%	81	—%

Subtotal	612,679		609,884

Prepaid investment
Macronix (BVI) Co., Ltd.	—		823,489
Joyteck Co., Ltd.	—		20,000

Subtotal	—		843,489

Total	4,224,568		4,106,528
Less: Allowance for market value decline	(453,060)		(703,884)

Net	$3,771,508		$3,402,644

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	Hui Ying Investment Ltd. held 6,023,152 of the company’s shares, which amounted to NT$142,365 as of June 30, 2004 and 2003. These shares were accounted for as treasury stock.

b.	The Company recognized NT$34,463 and NT$(1,176,306) of long-term equity investment gains (losses) for the six months ended June 30, 2004 and 2003, respectively, based on the equity investees’ audited financial statements for the relevant periods.

c.	The financial statements of the foreign equity investees were translated into NT dollars. For the six months ended June 30, 2004 and 2003, translation adjustments decreased by NT$15,225 and NT$4,384, respectively.

d.	Caesar Technology Inc. applied for formal compulsory liquidation in the beginning of 2002 and completed the liquidation process on May 10, 2003. The application is approved by National Tax Administration of Northern Taiwan Province and HsinChu District Court on September 16, 2003.

e.	In 2001, Quality Test System, Inc applied for a reduction of paid-in capital to offset accumulated deficit. The Company has provided the investment loss in full for the permanent diminution of value in the investment to Quality Test System, Inc.

f.	The investment in Chantek Electronic Co., Ltd. (“Chantek”) was fully written off in 2001 as Chantek’s application of financial restructuring had been filed to Hsinchu District Court in December 2001. The application was revoked in August 2002. On August 21, 2003, Chantek reduced its paid-in capital by 84.25% to offset accumulated deficit.

g.	Chipbond Technology Inc. (“Chipbond”) went public on GreTai Securities Market (“GTSM”) in 2002. The Company was required by GTSM to deposit 1,790,000 shares with book value of NT$37,950 as Macronix (BVI) Co., Ltd. represented on Chipbond’s Board. Under GTSM regulation, such deposit shall not be transferred or pledged. 358,000 shares were withdrawn during first half 2004, while 1,432,000 shares with book value of NT$30,072 remained deposited as of June 30, 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

h.	Powertech Technology Inc. (“Powertech”) went public on GTSM in 2003. The Company, representing on Powertech’s Board, was required by GTSM to deposited 6,771,225 shares with book value of NT$72,583 as required by GTSM. Under GTSM regulation, such deposit shall not be transferred or pledged. 3,077,225 shares were withdrawn during first half of 2004, while 3,694,000 shares with book value of NT$39,598 remained deposited as of June 30, 2004.

i.	Except as discussed above, no other long-term equity investments were pledged or subjected to restriction.

(8)	Property, Plant and Equipment

a.	Total interest expense (including capitalized interest) for the six months ended June 30, 2004 and 2003 amounted to NT$421,750 and NT$572,929, respectively. Capitalized interests were as following:

	For the six-month period ended June 30,
Item	2004	2003
Buildings and facilities	$38	$1,507
Production equipment	4,598	59,103

Total	$4,636	$60,610

Effective interest rates	3.76%	4.41%

b.	The insurance coverage for property, plant and equipment amounted to NT$59,047,313 and NT$62,109,896 as of June 30, 2004 and 2003, respectively.

c.	Please refer to note 6 “Assets Pledged as Collateral” for a summary of property, plant and equipment pledged.

(9)	Idle Assets

	2004.6.30	2003.6.30
Production Equipment:
Cost	$257,895	$—
Accumulated Depreciation	(239,809)	—
Less: Allowance for disposition loss	(18,086)	—

Net	$—	$—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(10)	Short-term Debts

	2004.6.30	2003.6.30
Working capital loans	$800,000	$950,000
Letter of credit loans (Due within 180 days)	247,791	34,674

Total	$1,047,791	$984,674

a.	The Company’s unused short-term lines of credit amounted to NT$4,683,112 and NT$7,910,254 as of June 30, 2004 and 2003, respectively.

b.	The interest rates of short-term debts ranged from 1.35% to 1.9% and 1.8% to 2.1% as of June 30, 2004 and 2003, respectively.

c.	There were no assets pledged as collateral for short-term debts.

(11)	Short-term Notes

a.	As of June 30, 2004:

	Interest Rate	Period	Amount
Commercial Papers	1.338%	2004.6.30-2004.8.30	$100,000
Less: Discount			(214)

Net			$99,786

b.	As of June 30, 2003:

	Interest Rate	Period	Amount
Commercial Papers	1.92%~2.12%	2003.05.15-2003.12.12	$300,000
Less: Discount			(2,473)

Net			$297,527

c.	The Company’s unused short-term lines of credit for short-term notes amounted to NT$200,000 and NT$3,300,000 as of June 30, 2004 and 2003, respectively.

d.	There were no assets pledged as collateral for short-term notes.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(12)	Long-term Debts

	Interest Rate		Amount
Secured Loan	2004.6.30	2003.6.30	2004.6.30	2003.6.30
Medium-term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.35%	4.49%	$124,100	$167,900
Medium-term loans from 14 banks, repayable in 19			657,773	2,306,061
quarterly installments from July 1999 to January	1.8092%	1.9625%	(Including USD	(Including USD
2004 with variable interest rates	~3.94%	~5.49%	17,780,000)	51,340,000)
Medium-term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.35%	4.49%	809,217	877,602
Medium-term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	—	2.65%	—	112,500
Medium-term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	—	6.50%	—	37,500
Medium-term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.155%	5.215%	141,180	282,350
Medium-term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%	5.025%	250,000	350,000
Medium-term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.51586%	2.69556%	6,610,000	5,910,000
Medium-term loan from one bank, repayable in full at maturity with variable interest rates	1.35%	—	800,000	—

Total			9,392,270	10,043,913
Less: current portion			(1,608,199)	(2,039,569)

Net			$7,784,071	$8,004,344

a.	The Company’s unused long-term lines of credit amounted to NT$5,390,000 and NT$6,090,000 as of June 30, 2004 and 2003, respectively.

b.	Please refer to note 6 “Assets Pledged As Collateral” for long-term debts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(13)	Capital Lease Obligations

a.	In 2001, the Company entered into a capital lease agreement with Nintendo for equipments with a cost NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment will be unconditionally transferred to the Company at the end of the lease term.

Lease obligations under the agreement were as follows:

Year	2004.6.30
2004.7.1~2005.6.30	$652,700
Less: unrealized interest expense	(12,139)

Current portion	640,561

Year	2003.6.30
2003.7.1~2004.6.30	$669,037
Less: unrealized interest expense	(34,867)

Current portion	634,170

2004.7.1~2005.6.30	669,036
Less: unrealized interest expense	(12,442)

Lease obligations — long-term	656,594

Total capital lease obligations	$1,290,764

b.	Please refer to note 6 for the assets pledged as collateral.

(14)	Debentures

	2004.6.30	2003.6.30
CB I	$212,400	$2,314,700
Secured II	3,000,000	3,000,000
ECB IV	881,001	5,855,996
ECB V	216,064	3,114,450
Add: Reserve for redemption of convertible bonds	99,023	380,179

Total	4,408,488	14,665,325
Less: Current portion of debentures	(1,185,325)	—

Net	$3,223,163	$14,665,325

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue were as follows:

(a)	Total amount: NT$3,200,000. As of June 30, 2004, an aggregate principal amount of NT$2,987,600 of CB I has been converted.

(b)	The interest rate at par: 0%.

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issuance date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003. As of June 30, 2004, the conversion price was NT$8.7.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(iii)	The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issuance of common shares in cash.

(iv)	Besides the adjustments to conversion price as stated in (iii) above, conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Trading Place: Taiwan

b.	On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“Secured II”) due in October 2006 with a stated interest rate of 3.3%. The interest expense is repayable annually while the bonds will be paid in full at maturity.

c.	The Company issued five-year unsecured overseas convertibles bonds (“ECB IV”) on February 7, 2002. Major terms of the issuance were as follows:

(a)	Total amount: USD$169,224. As of June 30, 2004, the Company repurchased and canceled USD$143,128 of the bonds from the market. For the six months ended June 30, 2004, the related debt extinguishment gain of NT$51,985 was recorded under non-operating income.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest is to be paid on February 7 of each year. Upon maturity, the bondholders may present the bonds to the Company for principal and interest at 116.372%.

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted, purchased or cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issuance date in accordance with the agreement.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 107.845% of par on August 9, 2004.

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds and up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of June 30, 2004, the conversion price was NT$28.2329 per share.

(f)	Trading places: U.S.A., Europe and Asia (except Taiwan) and listed on the Luxembourg Stock Exchange

d.	The Company issued five-year unsecured overseas zero coupon convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issuance were as follows:

(a)	Total amount: USD$90,000. As of June 30, 2004, an aggregate principal amount of USD$78,100 has been redeemed under the request of bondholders, while USD$5,500 of the bonds has been converted.

(b)	Interest rate at par: 0% per annum.

(c)	Duration: 5 years (from February 10, 2003 to February 10, 2008)

(d)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted, purchased, or cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.

(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

(f)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The conversion price was NT$12.06 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of June 30, 2004, the conversion price was
NT$11.9584 per share.

(iii)	The conversion price will be subject to adjustments (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, stock splits, consolidations, and the issue of common shares in cash.

(iv)	Besides the adjustments to conversion price as stated in (iii), conversion price will be also subject to “special conversion price reset” in a manner set forth in the offering circular.

(g)	Trading places: listed on the Luxembourg Stock Exchange

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(15)	Capital Stock

As of January 1, 2003, the Company authorized and issued common shares amounted to NT$53,500,000 and NT$36,912,769, divided into 5,350,000,000 (including 450,000,000 shares and 1,200,000,000 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,691,276,875 shares at par value of NT$10, respectively.

Up to June 30, 2004, 327,710,546 common shares were issued for conversion of unsecured domestic convertible bonds (“CB I”), including 18,471,200 common shares unregistered and recorded under unregistered common stock in shareholders’ equity. On April 27, 2004, the Company’s Board of Directors approved to raise common shares reserved for conversion of convertible bonds to 896,295,561 shares.

Up to June 30, 2004, conversion of unsecured overseas convertible bonds (“ECB V”) resulted in the additional issuance of 15,941,093 common shares. 12,752,875 common shares remained unregistered and were recorded under unregistered common stock in shareholders’ equity.

On June 27, 2003, the Company’s shareholders resolved in the Shareholder’s Annual Meeting to increase the authorized share capital to NT$65,500,000, divided into 6,550,000,000 shares (including 650,000,000 and 1,120,650,500 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively). The authorization has been registered.

On November 4, 2003, the Company’s Board of Directors approved a resolution of a rights offering for the issuance of 475,000,000 common shares at NT$8.11 per share for a total consideration of NT$3,852,250 on November 11, 2003. The authorization has been registered.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

On November 17, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$10 at par by means of 13,125,000 Global Depositary Shares (“GDS”). Each GDS represents 40 common shares. The GDS offering was listed on Luxembourg Stock Exchange on April 5, 2004 and issued at a premium of NT10.87317 per common share. After April 13, 2004, GDS holders may elect to convert GDS into common shares or request a sale of GDS for cash. Registration has been completed.

As of June 30, 2004, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$50,037,044, divided into 6,550,000,000 shares (including 650,000,000 and 896,295,561 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 5,003,704,439 shares at par of NT$10, respectively.

As of June 30, 2004, 13,804,000 and 16,965,153 common shares in the forms of 345,100 GDS and 1,696,515 ADS, respectively, were traded on Luxembourg Stock Market and NASDAQ Stock Market, respectively.

(16)	Employee Stock Option Plans

The Company has four employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan” and “2004 plan”) that grant options to qualified employees for purchase of the Company’s common shares at pre-determined prices on grant dates. Such options are exercisable after two years and will be expired after six years from the grant date. The Company was authorized to grant options for up to 80,000,000 shares, 170,000,000 shares, 200,000,000 shares and 200,000,000 shares under the 2001 plan, 2002 plan, 2003 plan and 2004 plan, respectively. As of June 2004, none of the employee’s stock options has been exercised.

The Company will issue additional common shares for the exercised stock options under the 2001 plan, 2002 plan, 2003 plan and 2004 plan. Unless granted stock options were revoked for illegal acts or violation of the Company’s code of conducts, the options are exercisable for up to 50%, 75% and 100% after two years, three years, and four years from the grant date, respectively. Information with respect to each stock option plan is as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	2001 plan

							Current Period
							Market Price
			Outstanding Units	Earliest		Exercise Price
Grant Dates	Total Units Issued	Shares Exercisable	(Note 1)	Exercisable Dates	Expiration Dates	(Note 2)	High	Low
2002.01.16	71,768,500	71,768,500	—	2004.01.16	2008.01.15	20.10	16.80	7.75
2002.05.06	560,000	560,000	—	2004.05.06	2008.05.05	19.80	16.80	7.75
2002.10.01	1,507,000	1,507,000	132,000	2004.10.01	2008.09.30	11.10	16.80	7.75
2002.12.16	6,164,500	6,164,500	358,000	2004.12.16	2008.12.15	11.30	16.80	7.75
Total	80,000,000	80,000,000	490,000	Total options authorized: 80,000,000

b.	2002 plan

							Current Period
							Market Price
			Outstanding Units	Earliest		Exercise Price
Grant Dates	Total Units Issued	Shares Exercisable	(Note 1)	Exercisable Dates	Expiration Dates	(Note 2)	High	Low
2002.10.01	150,000,000	150,000,000	99,819,400	2004.10.01	2008.09.30	11.10	16.80	7.75
2002.12.16	10,284,500	10,284,500	5,538,500	2004.12.16	2008.12.15	11.30	16.80	7.75
2003.04.07	2,753,500	2,753,500	2,100,500	2005.04.07	2009.04.06	9.20	16.80	7.75
Total	163,038,000	163,038,000	107,458,400	Total options authorized: 170,000,000

c.	2003 plan

							Current Period
							Market Price
			Outstanding Units	Earliest		Exercise Price
Grant Dates	Total Units Issued	Shares Exercisable	(Note 1)	Exercisable Dates	Expiration Dates	(Note 2)	High	Low
2003.06.13	193,212,000	193,212,000	156,694,844	2005.06.13	2009.06.12	7.75	16.80	7.75
2003.11.04	829,000	829,000	615,000	2005.11.04	2009.11.03	9.00	16.80	7.75
2004.03.11	685,000	685,000	623,000	2006.03.11	2010.03.10	12.90	16.80	7.75
2004.03.30	785,000	785,000	785,000	2006.03.30	2010.03.29	12.20	16.80	7.75
2004.04.27	749,000	749,000	749,000	2006.04.27	2010.04.26	14.10	16.80	7.75
Total	195,511,000	195,511,000	159,466,844	Total options authorized: 200,000,000

d.	2004 plan

							Current Period
							Market Price
			Outstanding Units	Earliest		Exercise Price
Grant Dates	Total Units Issued	Shares Exercisable	(Note 1)	Exercisable Dates	Expiration Dates	(Note 2)	High	Low
2004.04.09	176,792,000	176,792,000	172,611,000	2006.04.09	2010.04.08	14.55	16.80	7.75
2004.04.27	4,919,000	4,919,000	4,269,000	2006.04.27	2010.04.26	14.10	16.80	7.75
2004.06.02	2,176,000	2,176,000	2,166,000	2006.06.02	2010.06.01	11.00	16.80	7.75
Total	184,427,000	181,928,600	179,046,000	Total options authorized: 200,000,000

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(Note 1) As of June 30, 2004, none of the employee’s stock options has been exercised. Outstanding units were lesser than those issued due to waiver or employee’s departure.

(Note 2) Exercise prices are subject to adjustments in the event that changes occur to the capital structure.

All options under 2001 and 2002 plans were all granted to qualified employees before April 7, 2003, with the exception of 6,962,000 expired units. Grants dated after January 1, 2004 under 2003 and 2004 stock option plans were accounted for under intrinsic value method required by Taiwan Securities and Future Commission. As of June 30, 2004, information relating to the compensating stock options granted in 2004 was as follows:

				Earliest
Grant Dates	Total Units Issued	Outstanding Units	Exercisable shares	Exercisable Dates	Exercise Price
2004.03.11	685,000	623,000	623,000	2006.03.11	12.90
2004.03.30	785,000	785,000	785,000	2006.03.30	12.20
2004.04.09	176,972,000	172,611,000	172,611,000	2006.04.09	14.55
2004.04.27	5,668,000	5,018,000	5,018,000	2006.04.27	14.10
2004.06.02	2,176,000	2,166,000	2,166,000	2006.06.02	11.00

For the six months ended June 30, 2004, no compensation expense was recognized as exercise prices equaled to market prices of the underlying stocks on the grant dates.

Pro forma information under fair value method using Black-Schole Option Pricing Model is as follows:

			Volatility factors
			for expected market	Risk-free	Weighted-average
Grant Date	Fair Value (NT$)	Dividend Yield	price	Interest Rate	Expected life
2004.03.11	6.08	0%	56.80%	1.55%	4.38
2004.03.30	5.68	0%	56.70%	1.55%	4.38
2004.04.09	6.77	0%	56.60%	1.55%	4.38
2004.04.27	6.64	0%	57.50%	1.55%	4.38
2004.06.02	5.17	0%	57.40%	1.55%	4.38

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

For the six months ended June 30, 2004, the compensation expense recognized under fair value method would have been NT$108,796. The Company’s pro-forma information is set forth as follows:

	For the six months ended June 30, 2004
	Basic Earnings per share	Diluted earnings per share
Net Income-as reported	$521,305	$529,068

Earnings per share-as reported	$0.11	$0.11

Net Income-pro forma	$412,509	$420,272

Earnings per share-pro forma	$0.09	$0.09

(17)	Capital Reserve

According to the R.O.C. Company Law, capital reserve can only be used for offsetting accumulated deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On June 27, 2003, the Company’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$2,630,621 to offset its accumulated deficits.

(18)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of a stock dividend.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the legal reserve of NT$1,708,689 to offset its accumulated deficits.

(19)	Income Distributions

a.	The Company’s Articles of Incorporation, revised on May 3, 2000, provide that net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(a)	Dividend to shareholders at 83% of Distributable Earnings;

(b)	Employee bonuses at 15% of Distributable Earnings; and

(c)	Remuneration for directors’ and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors, which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the Annual General Meeting. The Company Articles of Incorporation provide that no more than 20% of any distribution to shareholders and employees should be made in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years. Distributions are not deductible in the determination of taxable income.

b.	Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:

(a)	No distribution in 2003 due to the Company’s accumulated deficits;

(b)	Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual Meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

c.	The discounts of NT$185,884 and NT$41,044 for shares issued for the conversion of CB I for the six months ended June 30, 2003 and 2004, respectively, as well as the discounts of NT$927,496 for new shares offering in November 2003 were charged against retained earnings.

(20)	Treasury Stock

a.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased cannot exceed 10% of the Company’s issued stock. Further, total repurchased amount cannot exceed the sum of retained earnings and the realized capital reserve. Based on the Company’s financial statements for the three months ended March 31, 2004, the maximum common shares allowed to repurchase were 443,025,000 shares. The Company has repurchased 40,000,000 common shares with a cost of NT$1,046,071 as of June 30, 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

b.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted or be eligible to receive dividends.

c.	Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the six months ended June 30, 2004 and 2003 were as follows:

	Beginning balance		Additions		Disposals			Ending balance
							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Price	Shares	Amount	Value
For the six months ended June 30, 2004
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$66,435

For the six months ended June 30, 2003
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$46,360

(21)	Basic Earnings Per Share

(1)	The Company has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. The Company presented basic and diluted earnings per share for the six months ended June 30, 2004, as its stock options, CB I and ECB V, possessed dilutive effect if they have been exercised and fully converted. Nevertheless, the Company presented only basic earnings per share for the comparative period in 2003 as the convertible bonds and stock options possessed an anti-dilutive effect on the Company’s earnings per share. The calculation of the weighted-average numbers of shares is as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

	For the six months ended June 30,
	2004	2003
Numbers of common shares outstanding as of January 1	4,390,251,943	3,651,276,875
Bonds converted to common shares for the six months ended June 30, 2004 (79,676,571 shares)	43,124,600	—
Issuance of 525,000,000 common shares for Global Depositary Receipts on April 5, 2004	250,961,538	—
Bonds converted to common shares for the six months ended June 30, 2003 (88,072,625 shares)	—	28,738,727
Retroactive adjustments for bonus element included in the rights offering on November 11, 2003	—	6,211,866

Subtotal	4,684,338,081	3,686,227,468
Less: Treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)
Retroactive adjustments of treasury stock owned by the subsidiary for bonus element included in the rights offering on November 11, 2003	—	(10,167)

Weighted-average numbers of shares outstanding	4,678,314,929	3,680,194,149
Potential common shares:
Dilutive effect of employee stock options	47,477,821	—
Dilutive effect of convertible bonds	79,515,560	—

Dilutive weighted average number of shares	4,805,308,310	3,680,194,149

	Amount (numerator)			Earning per share
			Shares
	Before tax	After tax	(Denominator)	Before tax	After tax
For the six months ended June 30, 2004:
Basic EPS
Net income	$521,305	$521,305	4,678,314,929	$0.11	$0.11

Dilutive effect:
Employee stock option	—	—	47,477,821
Convertible bonds	7,763	7,763	79,515,560

Diluted EPS	$529,068	$529,068	4,805,308,310	$0.11	$0.11

For the six months ended June 30, 2003:
Basic EPS
Net loss	$(6,209,093)	$(6,209,093)	3,680,194,149	$(1.69)	$(1.69)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

Pro Forma Information:

Assuming the Company’s shares owned by its subsidiaries were not treated as treasury stock:

	Amount (numerator)			Earnings per share
			Shares
	Before tax	After tax	(Denominator)	Before tax	After tax
For the six months ended June 30, 2004:
Basic EPS
Net Income	$540,037	$540,037	4,684,338,081	$0.12	$0.12

Diluted effect:
Employee stock options	—	—	47,477,821
Convertible bonds	7,763	7,763	79,515,560

Diluted EPS	$547,800	$547,800	4,811,331,462	$0.11	$0.11

For the six months ended June 30, 2003:
Basic EPS
Net loss	$(6,230,975)	$(6,230,975)	3,680,277,468	$(1.69)	$(1.69)

(22)	Income Taxes

a.	The Company is granted a four-year income tax exemption period with respect to income derived from the expansion of operation located in HSP. The Company has elected the four-year tax exemption period to run from January 1, 2001 to December 31, 2004.

b.	The Company’s unused investment tax credits as of June 30, 2004 were as follows:

Year incurred	Unused amount	Year expired
2000	1,192,770	2005
2001	1,359,358	2006
2002	588,746	2007
2003	120,309	2008

Total	$3,261,183

Such tax credits were included in Deferred Income Tax Assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Under the rules of the R.O.C. Income Tax Law, operating loss can be carried forward for 5 years. As of June 30, 2004, the unutilized loss carry forwards were as follows:

Year incurred	Unused amount	Year expired
2002	$6,055,536	2007
2003	8,507,626	2008
2004 (estimated)	322,893	2009

Total	$14,886,055

The tax effects of such amounts were included in Deferred Income Tax Assets.

d.	The Company’s income tax returns for the years after 1999 have not been assessed by the National Tax Administration (“NTA”). Administrative remedies filed for 1997, 1996, and 1995 returns were as follows:

(a)	NTA re-assessed the tax return for 1995 and requested additional tax payment of NT$91,772. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance (“MOF”). On March 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1997 tax return.

(b)	NTA re-assessed the tax return for 1996 and requested additional tax payment of NT$114,585. The Company had made half of the requested tax payment and filed a petition with MOF. In May 2003, the petition was denied. The Company then filed an administrative lawsuit on July 11, 2003. The Court has not started processing the case yet.

(c)	NTA re-assessed the tax return for 1997 and requested additional tax payment of NT$83,992. The Company had made half of the requested tax payment and filed a petition with MOF on April 1, 2004. On July 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1995 tax return.

e.	Deferred tax assets and liabilities as of June 30, 2004 and 2003 were as follows:

	2004.6.30	2003.6.30
(a)Total deferred tax assets	$8,864,104	$7,666,061

(b)Total deferred tax liabilities	$371,687	$648,685

(c)Valuation allowance for deferred tax assets	$6,615,026	$5,130,731

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(d)	Deferred tax assets or liabilities generated from temporary differences:

	2004.6.30		2003.6.30
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$(1,363,869)	$(340,967)	$(2,585,307)	$(646,327)

Recognition of amortization expense	$25,336	$6,334	$—	$—

Unrealized inventory provision	$3,117,026	$779,257	$5,335,984	$413,539

Unrealized investment losses	$3,109,173	$777,293	$2,170,488	$540,052

Unrealized royalty expense	$649,656	$162,414	$585,457	$45,373

Unrealized loss of idle assets	$49,869	$12,467	$—	$—

Unrealized pension expense	$209,562	$52,391	$37,989	$9,497

Unrealized bad debt expense	$109,687	$27,422	$205,675	$15,940

Unrealized exchange gains	$(122,878)	$(30,720)	$(30,435)	$(2,358)

Unrealized exchange losses	$5	$—	$68,138	$17,035

Unrealized interest expense	$56,714	$14,179	$—	$—

Amortization of capacity variance	$117,905	$29,476	$1,322,997	$102,532

Others	$80,696	$20,174	$16,306	$1,264

Loss carry-forward	$14,886,055	$3,721,514	$9,240,792	$2,310,198

Investment tax credits		$3,261,183		$4,210,631

		2004.6.30	2003.6.30
(e)	Deferred tax assets — current:	$2,242,696	$1,874,486
	Valuation allowance — current	(1,972,026)	(1,294,684)

	Net deferred tax assets — current	270,670	579,802
	Deferred tax liabilities — current	(68,194)	(2,358)

	Net deferred tax assets and liabilities — current	$202,476	$577,444

	2004.6.30	2003.6.30
Deferred tax assets — non-current	$6,621,408	$5,791,575
Valuation allowance — non-current	(4,643,000)	(3,836,047)

Net deferred tax assets — non-current	1,978,408	1,955,528
Deferred tax liabilities — non-current	(303,493)	(646,327)

Net deferred tax assets and liabilities — non-current	$1,674,915	$1,309,201

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

		2004.6.30	2003.6.30
(f)	Income taxes payable from continuing operation:	$—	$—
	Tax (benefit) expense from recognition of depreciation expense	(229,871)	393,253
	Tax benefit from amortization of deferred assets	(2,209)	—
	Tax (benefit) expense from recognition of unrealized inventory provision	(437,905)	30,596
	Tax (benefit) expense from recognition of unrealized royalty expense	(110,066)	6,754
	Tax benefit from recognition of unrealized loss of disposal of property, plant and equipment	(8,602)	—
	Tax benefit from recognition of unrealized pension expense	(35,529)	—
	Tax benefit from recognition of unrealized bad debt expense	(16,467)	(2,230)
	Tax expense (benefit) from recognition of unrealized investment losses	8,146	(369,757)
	Tax expense (benefit) from recognition of unrealized foreign exchange gains	10,660	(43,541)
	Tax expense (benefit) from recognition of unrealized foreign exchange losses	450	(5,180)
	Tax benefit from recognition of unrealized interest expense	(14,179)	—
	Tax expense (benefit) from amortization of capacity variance	46,706	(102,532)
	Tax benefit from investment credits	(24,531)	(144,433)
	Tax expense from allowance for valuation allowance	907,374	342,596
	Tax benefit from losses carry-forward	(70,514)	(66,046)
	Over accrual of prior year’s tax expense	(9,254)	(30,501)
	Others	(14,209)	(8,979)

	Income tax expense	$—	$—

(g)	Information related to the imputation of shareholders’ income taxes:

	2004.6.30	2003.6.30
Available shareholders’ tax credits	$98,775	$117,773

Expected (actual) ratio of shareholders’ tax credits	N/A	N/A

(h)	Information related to undistributed retained earnings:

	2004.6.30	2003.6.30
After 1998	$(13,582,072)	$(10,960,301)

(23)	Pension Fund

The balances of Employees’ Retirement Fund amounted to NT$655,052 and NT$608,724 as of June 30, 2004 and 2003, respectively. Pension expense recognized for the six months ended June 30, 2004 and 2003 amounted to NT$65,892 and NT$56,977, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(24)	Sales Revenue

	For the six months ended June 30,
	2004	2003
Revenues from sales of products	$11,481,634	$7,020,088
Service revenues	16,986	5,545
Others	75,704	57,124

Total	11,574,324	7,082,757
Less: Sales return and sales discount	(68,618)	(62,133)

Net sales revenue	$11,505,706	$7,020,644

(25)	Payroll, Depreciation and Amortization Expenses

	For the six-month ended June 30,
	2004			2003
	Under	Under		Under	Under
	cost of goods sold	operating expense	Total	cost of goods sold	operating expense	Total
Payroll
Salary	$757,743	$611,663	$1,369,406	$652,464	$538,156	$1,190,620
Insurance	51,203	35,537	86,740	50,388	36,929	87,317
Pension	34,591	31,301	65,892	30,125	26,852	56,977
Meal	31,750	18,889	50,639	31,780	18,957	50,737

Total salary	$875,287	$697,390	$1,572,677	$764,757	$620,894	$1,385,651

Depreciation	$3,412,889	$247,915	$3,660,804	$4,219,416	$262,009	$4,481,425

Amortization	$23,321	$168,164	$191,485	$12,471	$222,252	$234,723

(Note) Amortization excludes interest expenses amortized for deferred assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

5.	Related Party Transactions

(1)	Related parties and their relationships associated with the Company:

Related parties	Relationship
Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Magic Pixel Inc. (“MPI”)	The Company’s equity investee
MaxNova Inc. (“Maxnova”)	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	The Company’s equity investee
Prominent Communications, Inc. (“Prominent”)	The Company’s equity investee
Joyteck Co., Ltd. (“Joyteck”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	A subsidiary’s equity investee
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe, NV. (“MXE”)	A subsidiary’s equity investee
Biomorphic Corporation (“BC”)	Subsidiaries’ equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	A subsidiary’s equity investee
Macronix Pte Ltd. (“MPL”)	A subsidiary’s equity investee
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served under the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served under the Board
United Industrial Gases Co., Ltd. (“UIG”)	The Company served as a supervisor prior to June 18, 2004
Powertech Technology Inc. (“Powertech”)	The Company served under the Board prior to June 18, 2004
Ardentec Corporation (“Ardentec”)	The Company served under the Board
Macronix Education Foundation (“MXIC Education”)	Share the same president with the Company

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	Significant Transactions with Related Parties:

a.	Sales to related parties were as follows:

	For the six months ended June 30,
Related parties	2004	2003
MX(HK)	$1,110,448	$23,917
MXA	565,027	297,160
MXE	560,394	181,809
BC	102,825	—
MPI	55,565	34,928
Raio	13,629	68,142
Biomorphic	444	36,291
Others	3,603	5

Total	$2,411,935	$642,252

Sales to MXA, MXE and MX (HK) are priced approximately at 88%, 88% and 94%, respectively, of prices ultimately charged to end-users. Sales to MPI are priced approximately at 104% of the front-end unit cost plus 112% of backend unit cost. Sales prices to Raio, BC and Biomorphic are not comparable with those of regular customers as the company is the sole provider for them.

The payment term with the related parties is between 30 to 60 days, similar to that with regular customers.

b.	Expenses paid to related parties were as follows:

		For the six months ended
		June 30,
Related parties	Account	2004	2003
BVI	Selling expenses	$63,243	$56,739
MXA	Selling expenses	57,622	61,022
MPI	Research and development expenses	44,225	—
NTTI	Research and development expenses	15,652	44,590
MXE	Selling expenses	9,215	—
MPL	Selling expenses	7,402	6,735
MXIC Education	Administrative expenses	—	18,985

Total		$197,359	$188,071

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Sales of assets to related parties were as follows:

(a)	For the six months ended June 30, 2004: Nil.

(b)	For the six months ended June 30, 2003:

Related parties	Item	Book value	Gain
MPI	Fixed assets	$3,200	$114
	Software	416	14

Total		$3,616	$128

d.	Subcontract processing charges from related parties for the six months ended June 30, 2004 and 2003 were as follows:

	For the six months ended June 30,
Related parties	2004	2003
Ardentec	$108,657	$50,938
Powertech	(note)	103,511

Total	$108,657	$154,449

Subcontract processing charges were recorded as manufacturing expenses. (note) The Company has resigned from the Powertech’s Board on June 18, 2004.

e.	Operating leases to related parties were as follows:

	For the six months ended June 30,
Related parties	2004	2003
Maxnova	$3,384	$—
MPI	1,678	—
Raio	470	294
Joyteck	307	—

Total	$5,839	$294

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

f.	For the six months ended June 30, 2003, industrial gas purchased from UIG totaled NT$46,273 and were recorded under cost of goods sold.

g.	For the six months ended June 30, 2004 and 2003, wafers purchased from Tower totaled NT$5,179 and NT$33,343, respectively, and were included under cost of goods sold.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

h.	Commodities purchased from related parties were as follows:

	For the six months ended June 30,
Related parties	2004	2003
Raio	$—	$3,231
Prominent	—	63,798
Biomorphic	—	53,008

Total	$—	$120,037

The purchases were included under inventory.

i.	The Company entered into IP license agreements with FueTrek in 2002 and 2004 and obtained related technology. The contractual amount of NT$13,502 (JPY$45,800) has been paid in full as of June 30, 2004, and was recorded as deferred assets and amortized over the contract terms. The company has started mass-production of the licensed product, while sales are insignificant.

(3)	Receivables and Payables with the Related Parties:

a.	Accounts receivable

Related parties	2004.6.30	2003.6.30
MX(HK)	$330,773	$23,999
MXE	253,021	43,039
MXA	231,138	93,688
BC	92,243	—
MPI	18,830	27,527
NTTI	6,511	6,657
Raio	4,127	36,689
Biomorphic	—	54,191
UIG (note)	—	18,384
Others	2,972	4,729

Total	939,615	308,903
Less: Allowance for doubtful accounts	(3,619)	(20,000)

Net	$935,996	$288,903

(note)	Utility charges

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

b.	Accounts payable

Related parties	2004.6.30	2003.6.30
MXA	$58,510	$41,270
Ardentec	54,316	25,785
MPI	17,724	—
BVI	11,849	19,729
MXE	6,939	4,503
NTTI	1,644	12,378
Tower	963	8,186
Powertech	—	41,474
UIG	—	18,838
Biomorphic	—	17,293
Others	4,082	2,161

Total	$156,027	$191,617

(4)	In 2002, the Board of Directors approved to provide guarantee with a ceiling of USD$154,000 in total for BVI and its subsidiaries for debts and derivative financial instrument transactions. The USD$4,000 guarantee for Biomorphic expired at July 14, 2003. On April 28, 2003, the Board approved a $100,000 guarantee for letters of credit issued to MX(HK). The summary was listed as follows:

Related parties	2004.6.30	2003.6.30
Wedgewood	USD95,000	USD95,000
BVI	31,600	19,000
Biomorphic	—	3,400

Subtotal	USD126,600	USD117,400

MX(HK)	$100,000	$100,000

6.	Assets Pledged as Collaterals

The Company pledged its assets for the security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, guarantees for investees, deposit of land leases, capital leases and long-term loans. Assets pledged as collaterals were as follows:

Account	2004.6.30	2003.6.30
Restricted cash-current	$1,427,045	$505,112
Restricted cash-non-current	—	259,538
Property, plant and equipment	16,194,687	14,238,195

Total	$17,621,732	$15,002,845

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

7.	Commitments and Contingencies

As of June 30, 2004, the Company’s commitments and contingencies excluded in the financial statements were as follows:

(a)	Letters of credit issued for future deliveries of equipment amounted to NT$318,809.

(b)	The Company’s significant construction and machinery contracts totaled approximately NT$4,485,962. As of June 30, 2004, the Company has paid NT$2,878,347 pursuant to these contracts.

(c)	The land on which the Company located was leased from the HSP. The lease term is from 1990 to 2022 and is renewable at the Company’s option. The irrevocable lease payments will be NT$72,275 for the next twelve months, NT$358,374 in total for the period from July 2005 to June 2010 and NT$347,160 in total for the period from July 2010 to June 2022.

(d)	Certain debt agreements, entered into by the Company with several banks including Chiao Tung Bank, require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio exceeds 1.0.

(e)	The Company entered into an operating lease agreement of USD$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 31, 2003 to October 31, 2006. As of June 30, 2004, the Company has paid USD$1,230 pursuant to the agreement. Future irrevocable payments are USD$901 and USD$477 for 2005 and 2006, respectively.

(f)	The license fees for the products license agreements entered into between the Company, A company and B company totaled USD$46,000. As of June 30, 2004, the Company has paid USD$36,000 pursuant to the agreements. Future irrevocable payment in total is USD$10,000.

(g)	The license fee for the products license agreement entered into by the Company and C company totaled USD$2,907. As of June 30, 2004, the Company has paid USD$2,024 pursuant to the agreement. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the agreement. Future irrevocable payment in total is USD$883,330. No royalties were paid for the six months ended June 30, 2004, as licensed products had not been commercialized.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(h)	The Company entered into a technology agreement with D company. As of June 30, 2004, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay USD$24,000 of running royalties. As of June 30, 2004, USD$10,000 has been paid while USD$3,000 of the unpaid portion of USD$14,000 is guaranteed by standby letters of credit.

(i)	In 2004, the Company entered into two addendums to the technology agreement stated in (h) above with D company. As of June 30, 2004, the fixed license fees of USD$9,000 in accordance with the addendums have not been paid yet. No running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the six months ended June 30, 2004 as licensed products had not been commercialized.

(j)	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgement for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA had sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgement of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgement against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXIC. On April 16, 2004, MXA applied “Renewed Motion for Summary Judgment of Non-infringement” according to the court explanation of the patents’ scope. After Atmel applied the counterplea on May 26, 2004, MXA replied to Atmel’ counterplea on June 18, 2004. The Court will hold a hearing on September 10, 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(j)	On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the President of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Company believes it has meritorious defense to the case.

8.	Significant Disaster Losses

No significant disasters occurred during the period.

9.	Significant Subsequent Events

From July 1, 2004 to August 10, 2004, the Company repurchased USD$25,996 of ECB IV from the market.

10.	Financial Instruments

(1)	Derivative instruments:

	2004.6.30		2003.6.30
	Contract amount or	Credit	Contract amount or	Credit
Financial Instrument	Notional amount	risk	Notional amount	Risk
Options purchased	USD6,000	—	—	—
	NTD223,200	—	—	—
	JPY607,500		—	—
Option written	USD1,000	—	—	—
Cross currency interest rate swaps	—	—	USD2,000	—

a.	Credit risks represent forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of the balance sheet date. If the credit risks were positive and the transaction party breached the contract, the Company would incur a loss. However, the possibility of incurring a loss is remote since the Company’s counter parties are reputable.

b.	Market value risks:

Market value risks are insignificant due to the hedging purpose of the forward exchange contracts, option contracts and cross currency swaps. The gains or losses from fluctuations of interest and exchange rates will be offset by the gains or losses from the underlying assets and liabilities denominated in foreign currencies. In addition, market value risk in the dual currency deposits contracts shall be considered low because the range of foreign exchange rates is fixed.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Liquidity risks:

No significant cash flow risks are expected as the exchange rates on the forward contracts are fixed and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d.	Types of derivative financial instruments, purposes of holding the derivative financial instruments and the strategies for achieving the hedging purpose were as follows:

The Company’s derivative financial instruments are entered into mainly for hedging purposes. The purposes of holding forward exchange contracts, option contracts and cross currency swaps were to hedge exchange rate risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategies were to mitigate into market price risks. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically. In addition, the primary pruposes of holding dual currency deposit option contracts are to earn higher interest revenue within a fixed range of foreign exchange rates.

e.	Presentation of derivative financial instruments:

Forward exchange contracts receivable and payable are reported under current assets and liabilities on a net basis if right of offset exists. As of June 30, 2003, the balance was as follows:

Contract Receivable
Forward contracts receivable	$69,210
Forward contracts payable	(58,439)
Premium	(21)

Forward contracts receivable (payable)-net	$10,750

(i)	The net balance of Forward contracts was included under other current assets.

(ii)	Foreign exchange gains (losses) from derivatives transactions for the six months ended June 30, 2004 and 2003 amounted to NT$(13,157) and NT$6,375, respectively. Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	Other financial asset (credit-linked notes):

The purpose of investment in credit-linked notes is to earn interest income. Disclosures of risks for such investments are as follows:

a.	Contract amount

Underlying investments (credit-linked notes)	2004.6.30
Mega Holdings	USD1,000
Siliconware Precision Industries	USD2,000

b.	Credit Risks

Maximum risk of the credit-linked notes is the lost of total invested amount. The Company minimizes the credit risk by selecting counter parties with reputation and good financial condition.

c.	Liquidity Risks

The Company is unable to have the credit-linked investments redeemed or called before maturity, which being the liquidity risks. In minimizing such risks, the Company only invests in securities matured within one year.

d.	Market Risks

There is no market risk for the underlying investment except for the fluctuations in the exchange rate of US Dollar to NT Dollar.

e.	Cash Flow Risks

No cash flow risks involved as the entire payments of credit-liked investments were made in advance.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

(3)	Fair value of financial instruments:

	2004.6.30		2003.6.30
Non-derivatives	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash, cash equivalents and restricted cash	$10,773,977	$10,773,977	$6,538,500	$6,538,500
Notes and accounts receivable (including receivables from related parties)	4,314,259	4,314,259	2,774,299	2,774,299
Other receivables	193,280	193,280	280,159	280,159
Other financial assets	101,280	101,280	173,025	173,025
Long-term investments-market value unavailable	4,131,581	3,926,401	3,992,644	3,992,644
Long-term investments-market value available	92,987	421,689	113,884	233,649
Liabilities
Short-term debts	1,047,791	1,047,791	984,674	984,674
Short-term notes	99,786	99,786	297,527	297,527
Payables	4,530,726	4,530,726	3,920,831	3,920,831
Long-term debts (including current portion) -with variable interest rates	9,392,270	9,392,270	10,043,913	10,043,913
Capital lease obligations (including current portion)	640,561	629,866	1,290,764	1,253,809
Bond payable (including current portion)	3,000,000	3,088,878	3,000,000	3,044,754
Convertible debentures (including current portion)	1,408,488	1,510,658	11,665,325	10,433,773
Derivatives
Hedging:
(1)Asset
Cross currency interest rate swaps	—	—	10,750	10,915
Option written	—	6	—	—
(2)Liabilities
Option purchased	—	(2,129)	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS - (continued)
(Amounts in thousands except shares, per share data and percentages)

The methods and assumptions used to estimate the fair value of derivative financial instruments were as follows:

(1)	The fair value of the Company’s short-term financial instruments was based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted certificate of deposits, receivables, payables and short-term debts.

(2)	The fair value of the Company’s marketable securities was based on the market prices at the reporting date if the market prices were available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices were not available.

(3)	The fair value of the Company’s long-term borrowings bearing variable interest rates, which includes the current portion of long-term debts, was estimated using the book value of the debt at the reporting date.

(4)	The fair value of bonds payable and convertible bonds payable were based on the market prices at the reporting date if market prices were available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) was assumed to be based on the amount that the Company was entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

4.	Certain accounts in the financial statements of the Company as of June 30, 2003 have been reclassified to conform to the presentation of the current period.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: September 24, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center